Exhibit 99.1

TNL Mediagene (Nasdaq: TNMG)

PRESS RELEASE

TNL Mediagene Establishes Special Committee to Evaluate Strategic Alternatives, Engages Imperial Capital as Financial Advisor to Pursue Strategic Alternatives to Maximize Shareholder Value

-	TNL Mediagene’s Board of Directors has established a special committee of independent directors to evaluate, and make recommendations to the Board regarding, potential strategic transactions and alternatives available to the Company.

-	The special committee is composed solely of independent directors — Priscilla Han (Chair), Lauren Zalaznick, and Naoko Okumoto.

-	The special committee has retained Greenberg Traurig, LLP as its independent legal counsel and Imperial Capital, LLC as its independent financial advisor, each reporting solely to the special committee.

TOKYO, JAPAN, August 3, 2026 — TNL Mediagene (Nasdaq: TNMG) (the “Company”), a technology and digital media company providing AI-driven advertising, marketing technology, content commerce and data analytics solutions, and operating multi-language digital media brands across Asia, today announced that its Board of Directors (the “Board”) has established a special committee of independent directors (the “Special Committee”) to lead the Company’s evaluation of potential strategic transactions and alternatives.

The Special Committee is composed solely of independent directors and consists of Priscilla Han, who serves as Chair, Lauren Zalaznick, and Naoko Okumoto. The Special Committee has been authorized by the Board to review, evaluate and, as appropriate, negotiate and make recommendations to the Board with respect to potential strategic transactions and alternatives available to the Company, which may include, among others, a financing, recapitalization, merger, business combination, share issuance, disposition or other strategic transaction, as well as the alternative of continuing to pursue the Company’s existing operations. The Special Committee’s mandate is to act in the best interests of the Company and its shareholders as a whole.

To assist in its work, the Special Committee has retained Greenberg Traurig, LLP as its independent legal counsel and Imperial Capital, LLC as its independent financial advisor. Each advisor was selected and engaged by, and reports solely to, the Special Committee. Imperial Capital’s mandate is to identify and evaluate transactions that would maximize value for the Company’s shareholders.

While the Special Committee conducts its evaluation, the Company’s management will remain focused on the effective operation of the Company’s businesses. Management will support the Special Committee’s process as and when requested by the Special Committee, subject to the Special Committee’s conflicts protocol and the recusal of any interested member of management from matters in which he or she has an interest.

No definitive course of action has been determined with respect to any strategic transaction or alternative, and there can be no assurance that the Special Committee’s evaluation will result in any transaction, or as to the terms, structure or timing of any transaction that may be pursued. The Board cautions the Company’s shareholders and others considering trading in the Company’s securities that no decision has been made with respect to any transaction. The Company does not intend to disclose or comment on developments regarding the Special Committee’s evaluation unless and until it determines that further disclosure is appropriate or required.

About TNL Mediagene

Headquartered in Tokyo, TNL Mediagene (Nasdaq: TNMG) is a technology company providing AI-powered advertising, marketing technology, content commerce, and data analytics solutions to brands and agencies across Asia. Formed in May 2023 through the merger of Japan’s Mediagene Inc. and Taiwan’s The News Lens Co., Ltd., the Company combines advertising and marketing technology platforms with a portfolio of established digital media brands to deliver integrated solutions for the evolving digital landscape.

The Company’s technology offerings include AI-driven advertising, marketing and digital studio services, content commerce, and advanced data analytics capabilities. These solutions are supported by the Company’s well-established multi-language digital media brands in Japanese, Chinese, and English, spanning business, technology, lifestyle, and culture, which provide audience engagement and first-party data.

Known for its appeal to younger audiences, and high-quality content, TNL Mediagene has approximately 480 employees with offices in Japan and Taiwan.

https://www.tnlmediagene.com/

For further information, please contact:

Media: PR@tnlmediagene.com

Investors: IR@tnlmediagene.com

Cautionary Statement Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on beliefs and assumptions and on information currently available to TNL Mediagene. Forward-looking statements generally relate to future events or TNL Mediagene’s future financial or operating performance. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “aim,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Forward-looking statements in this communication include, but are not limited to, statements about TNL Mediagene’s future business plan and growth strategies and statements by TNL Mediagene’s management. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including strategies or plans, are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for TNL Mediagene to predict these events or how they may affect TNL Mediagene. In addition, risks and uncertainties are described in TNL Mediagene’s filings with the Securities and Exchange Commission, including the risks and uncertainties set forth under the heading “Risk Factors” in TNL Mediagene’s Annual Report on Form 20-F filed on April 30, 2026, as may be supplemented or amended by the TNL Mediagene’s Reports of a Foreign Private Issuer on Form 6-K. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. TNL Mediagene cannot assure you that the forward-looking statements in this communication will prove to be accurate. There may be additional risks that TNL Mediagene presently does not know or that TNL Mediagene currently does not believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by TNL Mediagene, its directors, officers or employees or any other person. Except as required by applicable law, TNL Mediagene does not have any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date of this communication. You should, therefore, not rely on these forward-looking statements as representing the views of TNL Mediagene as of any date subsequent to the date of this communication.